FORM 11-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-13958

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

THE HARTFORD INVESTMENT AND SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

THE HARTFORD FINANCIAL SERVICES GROUP, INC.

One Hartford Plaza, Hartford, Connecticut 06155

The Hartford Investment and Savings Plan

December 31, 2018 and 2017

Page No(s).

Report of Independent Registered Public Accounting Firm	F-1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2018 and 2017	F-2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2018	F-3

Notes to Financial Statements as of December 31, 2018 and 2017 and for the year ended December 31, 2018	F-4 - F-12

Supplemental Schedule:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2018	F-13 – F-39

Signature

Exhibit Index

Exhibit Number	Exhibit Name

23.1	Consent of Independent Registered Public Accounting Firm

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of

The Hartford Investment and Savings Plan

Hartford, Connecticut

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Hartford Investment and Savings Plan (the “Plan”) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental schedule of assets (held at end of year) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Hartford, Connecticut

June 28, 2019

We have served as the auditor of the Plan since 2001.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2018 AND 2017

($ IN THOUSANDS)

	2018	2017
Assets
Investments:
Investments, at fair value (Note 4)	$3,369,025	$3,617,677
Investments, at contract value (Note 3)	746,061	728,166

Total investments	4,115,086	4,345,843

Receivables:
Notes receivable from Members	67,753	64,137
Dividends and interest receivable	2,961	2,731

Total receivables	70,714	66,868

Total assets	4,185,800	4,412,711

Liabilities
Investment management expenses payable	803	763
Administrative expenses payable	43	37

Total liabilities	846	800

Net assets available for benefits	$4,184,954	$4,411,911

See Notes to Financial Statements.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2018

($ IN THOUSANDS)

2018
Additions to net assets attributed to:
Contributions:
Employee contributions	$156,632
Employer contributions	128,692
Rollover contributions	66,197

Total contributions	351,521

Investment income (loss):
Net (depreciation) appreciation in fair value of investments	(264,593)
Dividends	10,105

Total investment income (loss)	(254,488)

Interest income on notes receivable from Members	3,859

Total additions	100,892

Deductions from net assets attributed to:
Benefits paid to Members	324,923
Investment management fees	2,689
Administrative expenses	237

Total deductions	327,849

Net (decrease) increase in net assets	(226,957)

Net assets available for benefits:
Beginning of year	4,411,911

End of year	$4,184,954

See Notes to Financial Statements.

THE HARTFORD INVESTMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018 AND 2017

AND FOR THE YEAR ENDED DECEMBER 31, 2018

($ IN THOUSANDS)

Note 1. Description of the Plan

The following description of The Hartford Investment and Savings Plan (the “Plan” or “ISP”) as of December 31, 2018 is provided for general information purposes only. Members should refer to the Plan document for more complete information. “Members” refers to eligible participants of the Plan.

The Hartford Financial Services Group, Inc. (“HFSG”, together with its subsidiaries, “The Hartford”, or the “Company”) is an insurance and financial services company. The Hartford, headquartered in Connecticut, is among the largest providers of property and casualty insurance and group life and disability products to individual and business customers in the United States of America. The Hartford is also a provider of mutual funds to investors. The Plan Sponsor, Hartford Fire Insurance Company, is a wholly owned subsidiary of The Hartford.

Information with regard to eligibility, contributions, distributions, vesting, trustees, withdrawals, loans, fund redistribution and certain definitions are contained in the Plan Document. A Summary Plan Description (“SPD”) setting forth the highlights of the Plan is available to Members on the Fidelity Net Benefits website. Fidelity Workplace Services LLC serves as the record keeper of the Plan.

Plan Changes

See Note 9 for a general description of amendments made to the Plan Document during 2018 and 2017.

General

The Plan is a defined contribution plan covering substantially all full-time and part-time employees of the Company. The Pension Administration Committee of the Company controls and manages the operation and administration of the Plan, subject to certain exemptions that are specified in the Plan Document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Trust, as defined in the Plan Document, is the aggregate funds held by the trustee, State Street Bank and Trust Company (the “Trustee”), under the trust agreement established for the purposes of the Plan. The Investment and Savings Plan Investment Committee (“ISPIC”) is responsible for the management of Plan assets except with respect to matters that are the responsibility of Newport Trust Company (formerly Evercore Trust Company) as fiduciary with respect to the common stock of HFSG (“Hartford Stock”) held in The Hartford Stock Fund. The ISPIC may from time to time add investment funds to, or eliminate investment funds from, the group of investment funds available under the Plan, provided, however, that the ISPIC has no authority with respect to the Hartford Stock in The Hartford Stock Fund.

Contributions

Members may elect to contribute a percentage of their eligible compensation (including, effective January 1, 2013, overtime and certain annual bonuses and sales incentives) and may designate their contributions as before-tax, Roth 401(k), after-tax or a combination thereof. Generally, Member contributions may be elected based on 1% to 30% of eligible compensation. Members who are highly compensated employees may have contribution limits of less than 30% due to the operation of certain tests required under the Internal Revenue Code of 1986, as amended (the “IRC”). If Members do not elect otherwise, they are automatically enrolled to make before-tax contributions equal to 6% (3% prior to January 1, 2016) of eligible compensation.

Since January 1, 2013, the Company’s contributions include a non-elective contribution of 2% of eligible compensation (“Non-elective Company contributions”) and a dollar-for-dollar matching contribution of up to 6% of eligible compensation contributed by the Member each pay period (“Matching Company contributions”). Prior to January 1, 2013, in addition to matching company contributions, the Company made floor company contributions equal to 0.5% of highly compensated eligible employees’ base salary and 1.5% of all other eligible employees’ base salary.

Member contributions in excess of 6% of the eligible compensation are Supplemental Savings that are not matched by the Company.

Note 1. Description of the Plan (continued)

Administrative Costs

The Trust pays certain administrative expenses of the Plan out of the assets of the Trust. Expenses not paid by the Trust are borne by the Company.

Member Accounts

Individual accounts are maintained for each Member of the Plan. Each Member’s account is credited with that Member’s contributions and allocations of the associated Matching Company contributions, Non-Elective Company contributions and any investment earnings for the Member’s account, and is charged with withdrawals and an allocation of administrative expenses and investment losses for the Member’s account. Allocations are based on Member account balances, as defined in the Plan Document. The benefit to which a Member is entitled is the benefit that can be provided from that Member’s vested account balance.

Vesting

Members are 100% vested at all times with respect to Member contributions and earnings thereon. Members first hired prior to January 1, 2016 are 100% vested in Matching Company and Non-Elective Company contributions made after January 1, 2013 after two years of service. Effective January 1, 2016, Members first hired on or after January 1, 2016 are 100% vested in Matching Company Contributions and Non-Elective Company contributions after three years of service.

Members are vested 20% in Matching Company contributions made prior to January 1, 2013 for each completed year of service, until five years of service at which time the Members are 100% vested. Members are fully vested in floor company contributions made prior to January 1, 2013.

Notwithstanding the foregoing statement, a Member becomes fully vested in such Member’s Matching Company contribution account upon retirement (for retirement eligible Members), disability, death, reaching age 65, or upon the complete discontinuance of Company contributions or termination of the Plan.

Investment Options

Members may direct the investment of their future contributions and/or existing account balances into various investment options offered by the Plan and may change investments and transfer amounts between funds daily. As of December 31, 2018, Member contributions, Matching Company contributions and Non-Elective Company contributions may be invested in any of the twenty-six investment options of the Plan in multiples of 1%, as elected or deemed elected by the Member (“Member directed investments”).

Certain investment options are parties-in-interest with The Hartford. See Note 8 for further discussion.

Notes Receivable from Members

Members may borrow from their accounts a minimum of $0.5 to a maximum equal to the lesser of $50 or 50% of their vested account balance, reduced by any pre-existing outstanding loan amounts during the last 12 months. Loan transactions are treated as transfers between the investment funds and the loan fund. Loan terms range from one to five years, or up to 15 years for the purchase of a primary residence. The loan is secured by the balance in the Member’s account. The interest rate on a loan in a calendar quarter is set on the last business day of the prior February, May, August or November based on the prime rate provided by Thomson Reuters on that date plus one percentage point and is fixed for the term of the loan. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to retirement, death, disability, or certain other reasons, Members or their designated beneficiaries may elect to receive either a lump sum amount equal to the value of their vested account balance, or, in the case of Members meeting certain requirements, annual installments over a period not greater than thirty years (subject to certain conditions), or annual installments over the recipient’s life expectancy. If a Member was receiving installment payments, upon the Member’s death, the designated beneficiary has the option of receiving the remaining value either in a lump sum or annual installments over the beneficiary’s life expectancy.

Note 1. Description of the Plan (continued)

Distributions may be paid in cash or, with respect to The Hartford Stock Fund, in stock distributions. Members or their designated beneficiaries may also elect to defer distributions subject to certain conditions.

Forfeitures

When a Member terminates employment before he or she has vested in his or her Matching Company and Non-Elective Company contributions, the non-vested portion of the Member’s account as defined by the Plan, represents a forfeiture. The Plan document permits the use of forfeitures to either reduce future employer contributions or Plan administrative expenses for the Plan year. However, if a participant is re-employed and fulfills certain requirements, as defined in the Plan document, the account will be reinstated. At December 31, 2018 and 2017, forfeited non-vested account balances totaled $57 and $17, respectively.

These forfeitures are applied to reduce future Matching Company contributions. During the year ended December 31, 2018, Matching Company contributions were reduced by $2,804 from forfeitures.

Note 2. Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides various investment options to its participants. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities, which are reflected in the Statement of Changes in Net Assets Available for Benefits, may occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value, except for fully benefit-responsive guaranteed investment contracts (“GICs”), which are reported at contract value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Contract value is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan (see Note 3). See Note 4 for discussion on fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Investment expenses charged to the Plan for investments in mutual funds and collective investment trusts are charged directly against the assets of the fund and are not separately reflected. Consequently, investment expenses are reflected as a reduction of investment gain (loss) for such investments. For investments other than mutual funds and collective investment trusts, investment expenses are reflected as investment management fees paid out of the assets of the Fund and are recognized as expenses of the Plan.

Payment of Benefits

Benefits paid to Members are recorded when distributed.

Note 2. Accounting Policies (continued)

Contributions

Member and Matching Company contributions are recorded in the period during which the Company makes payroll deductions from Members’ compensation.

Excess Contribution Payable

The Plan is required to return contributions received during the Plan year in excess of the IRC limits. There were no such excess contributions in 2018 or 2017.

Notes Receivable from Members

Notes receivable from Members are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from Member loans are recorded as deemed distributions based on the terms of the Plan Document.

Administrative Expenses

Certain administrative expenses of the Plan are paid by the Plan Sponsor as provided in the plan document. Recordkeeping fees of the Plan are paid by the Plan. All investment management and transaction fees directly related to the Plan investments are paid by the Plan.

Note 3. Fully Benefit-Responsive Investment Contract with Financial Institutions

The Plan’s Stable Value Fund is comprised primarily of synthetic GICs, which are fully benefit responsive contracts. Fully benefit-responsive contracts provide for a stated return on principal invested over a specified period and permit withdrawals at contract value for benefit payments, loans, or transfers. The synthetic GIC contracts are included in the financial statements at contract value (see Note 2). Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. A synthetic GIC is an investment contract issued by an insurance company or other financial institution where the contract issuer is contractually obligated to provide a specified interest rate return with respect to a portfolio of financial instruments owned by the Plan and not held or owned by that insurance company or financial institution. The interest rate return is provided under a benefit responsive wrap contract (or “wrapper”). Standish Mellon Asset Management Company LLC, a wholly owned subsidiary of The Bank of New York Mellon Corporation, provides investment management services to the Stable Value Fund. The fair value of the benefit-responsive wrapper contracts was $0 at December 31, 2018 and ($50) at December 31, 2017. The wrapper provides that Members execute Plan transactions at contract value. Certain events, such as a Plan termination, divestiture or reduction in force may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper at less than contract value.

The Plan Sponsor does not believe that it is probable that any such events would limit the ability of the Plan to transact at contract value.

Earnings on investments at contract value as reported on the Statements of Net Assets Available for Benefits are provided through the mechanism of the crediting rate formula. The crediting rate is based on the current yield-to-maturity, the duration of the portfolio, and the amortization of gains and losses. Gains and losses are defined as the difference between the market value of the underlying securities and contract value of the synthetic GIC. Key factors that could influence future crediting rates include, but are not limited to, Plan cash flows, changes in interest rates, total return performance of the fair market value of the underlying securities within each synthetic GIC, default or credit failures of any of the securities, investment contracts, or other investments held in a trust that is owned by the Plan and the initiation of an extended termination of one or more synthetic GICs by the manager or the contract issuer. The rate of return earned on a synthetic GIC, or the crediting rate, is generally reset quarterly by the issuer but the rate cannot be less than zero.

The contract issuer is not allowed to terminate any of the synthetic GICs and settle at an amount different from contract value unless there is a breach of the contract which is not corrected within the applicable cure period. Actions that will result in a breach include, but are not limited to, material misrepresentation, failure to pay synthetic GIC fees, or any other payment due under the contract, and failure to adhere to investment guidelines. The Plan did not breach any terms of the synthetic GICs in 2018 or 2017.

Note 3. Fully Benefit-Responsive Investment Contract with Financial Institutions (continued)

During 2018, there were no changes in contracts within the Stable Value Fund.

Average yields on investments recorded at contract value:	2018	2017
Based on annualized earnings (1)	2.48%	2.28%
Based on interest rate credited to participants (2)	2.50%	2.21%

(1)

Calculated based on actual investment income from the underlying investments for the last month of the year, annualized, divided by the fair value of the investment portfolio as of December 31, 2018 and 2017, respectively.

(2)

Calculated based on the interest rate credited to participants from the underlying investments for the last month of the year, annualized, divided by the fair value of the investment portfolio as of December 31, 2018 and 2017, respectively.

The following table represents the contract value for each of the contracts as of December 31, 2018:

Contract Issuer	Contract Number	Major Credit Ratings	Investments at Contract Value
Transamerica Premier Life	MDA01097TR	AA- / Aa2	$220,225
American General Life	1646368	AA / Aa2	103,802
American General Life	1635582	AA+ / Aaa	79,895
RGA	RGA00058	AA / Aa2	43,545
New York Life	GA29021	AA+ / Aaa	97,774
Prudential	GA62433	AA / Aa1	176,671

			721,912
Cash and cash equivalents			24,149

Total			$746,061

The following table represents the contract value for each of the contracts as of December 31, 2017:

Contract Issuer	Contract Number	Major Credit Ratings	Investments at Contract Value
Transamerica Premier Life	MDA01097TR	AA- / Aa2	$214,437
American General Life	1646368	AA / Aa2	101,686
American General Life	1635582	AA+ / Aaa	78,559
RGA	RGA00058	AA / Aa2	42,518
New York Life	GA29021	AA+ / Aaa	95,238
Prudential	GA62433	AA / Aa1	172,148

			704,586
Cash and cash equivalents			23,580

Total			$728,166

Note 4. Fair Value Measurements

The Plan estimates of fair value are based on ASC 820, Fair Value Measurements and Disclosures, which provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value and requires that observable inputs be used in valuations when available.

The disclosure of fair value estimates in the fair value accounting guidance hierarchy is based on whether the significant inputs into the valuation are observable. In determining the level of the hierarchy in which the estimate is disclosed, the highest priority is given to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs that reflect the Plan’s significant market assumptions. The level in the fair value hierarchy within which the fair value measurement is reported is based on the level of the input that is least observable to the measurement in its entirety. The three levels of the hierarchy are as follows:

•	Level 1 - Fair values based primarily on unadjusted quoted prices for identical assets, or liabilities, in active markets that the Plan has the ability to access at the measurement date.

Note 4. Fair Value Measurements (continued)

•	Level 2 - Fair values primarily based on observable inputs, other than quoted prices included in Level 1, or based on prices for similar assets and liabilities in inactive markets.

•

Level 3 - Fair values derived when one or more of the significant inputs are unobservable (including assumptions about risk). With little or no observable market, the determination of fair values uses considerable judgment and represents the Plan’s best estimate of an amount that could be realized in a market exchange for the asset or liability. Also included are securities that are traded within illiquid markets and/or priced by independent brokers.

Asset Valuation Techniques — Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018 and 2017.

Generally, the Plan determines the estimated fair value of its equity securities and short-term investments using the market approach. The income approach is used for securities priced using a pricing matrix, if any. The collective investment trust assets are measured at fair value using a net asset value (“NAV”) as a practical expedient. For Level 1 investments, which are comprised primarily of exchange-traded equity securities, valuations are based on observable inputs that reflect quoted prices for identical assets in active markets that the Plan has the ability to access at the measurement date.

Short-term Investments — Primary inputs also include material event notices and new issue money market rates.

Mutual Funds — Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Equity Securities – Valued at the closing price reported on the active market on which the individual securities are traded.

Collective Investment Trusts — Valued at the NAV of units of a collective trust. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Member transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. As of December 31, 2018 and 2017 there were no unfunded commitments or redemption restrictions on collective investment trusts.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2018 and 2017.

	Investment Assets at Fair Value December 31, 2018
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total
Invested Assets
Short Term Investments	$—	$9,522	$—	$9,522
Mutual Funds	869,341	—	—	869,341
Equity Securities	1,124,940	—	—	1,124,940

Total investments at fair value [1]	$1,994,281	$9,522	$—	$2,003,803

Investments at net asset value:
Collective investment trusts				1,365,222

Total investments				$3,369,025

[1]	Excludes $1,395 of dividend receivable and $1,566 of interest receivable recorded at fair value.

Note 4. Fair Value Measurements (continued)

	Investment Assets at Fair Value December 31, 2017
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total
Invested Assets
Short Term Investments	$—	$9,623	$—	$9,623
Mutual Funds	970,675	—	—	970,675
Equity Securities	1,273,998	—	—	1,273,998

Total investments at fair value [1]	$2,244,673	$9,623	$—	$2,254,296

Investments at net asset value:
Collective investment trusts				1,363,381

Total investments				$3,617,677

[1]	Excludes $1,310 of dividend receivable and $1,421 of interest receivable recorded at fair value.

Transfers Between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended, December 31, 2018 and 2017 there were no transfers between levels beyond those mentioned below.

There were no Level 3 investments as of either December 31, 2018 or December 31, 2017 and no transfers to or from Level 3 investments during 2018 or 2017.

The change in unrealized gains/(losses) included in the Statement of Changes in Net Assets Available for Benefits related to Level 3 assets still held at the reporting date totaled $0 and $0 as of December 31, 2018 and 2017, respectively.

Hartford’s Investment and Savings Plan Investment Committee, which oversees the Plan’s menu of investments, works with an unaffiliated investment consultant to monitor the performance of Plan investments, periodically reviews the Plan’s menu of investments and, when appropriate, makes changes.

The valuation methods described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Note 5. Federal Income Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by letter dated June 13, 2017 that the Plan and related Trust are designed in accordance with the applicable regulations of the IRC. The Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related Trust continue to be tax-exempt. No provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.

The Plan is subject to audit by the IRS; however there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2015.

Note 6. Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to suspend, reduce, or partially or completely discontinue its contributions at any time and to terminate the Plan, the Trust agreement and the Trust hereunder, subject to the provisions of ERISA. In the event of termination or partial termination of the Plan or complete discontinuance of contributions, affected Members automatically become fully-vested in their accounts.

Note 7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits between the accompanying financial statements and the amounts reflected in Form 5500 as of December 31, 2018 and 2017:

	2018	2017
Net assets available for benefits per accompanying financial statements	$4,184,954	$4,411,911
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(6,159)	5,138

Net assets per Form 5500	$4,178,795	$4,417,049

The following is a reconciliation of total investment income, contributions and interest income on notes receivable on the accompanying financial statements and the amount reflected in Form 5500 for the year ended December 31, 2018:

Total investment income, contributions and interest income on notes receivable per accompanying financial statements	$100,892
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at beginning of the year	(5,138)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at the end of the year	(6,159)

Total income per Form 5500	$89,595

The following is a reconciliation of benefits paid to Members between the accompanying financial statements and the amount reflected in Form 5500 for the year ended December 31, 2018:

Benefits paid to Members per accompanying financial statements	$324,923
Deduct corrective distributions	3
Deduct amounts allocated to deemed loan distributions	84

Benefits paid to Members per Form 5500	$324,836

Note 8. Exempt Party-in-Interest Transactions

Certain plan investments are in funds managed by the Trustee and certain subsidiaries of the Company. Fees paid by the Plan for trustee, custodial and investment management services amounted to $56 for the year ended December 31, 2018. The group annuity contract issued by a subsidiary of the Company was terminated in June 2018 and there were no fees paid by the Plan to the subsidiary in 2018. In addition, certain Plan investments include shares of mutual funds that are advised and distributed by a subsidiary and shares of Hartford Stock. At December 31, 2018 and 2017, the fair value of mutual funds held by the Plan was $869,341 and $672,361, respectively. At December 31, 2018 and 2017, the Plan held 3,882,431 shares and 4,190,646 shares of Hartford Stock with a cost basis of $130,077 and $139,664, respectively. The shares of Hartford Stock had a fair value of $172,574 and $235,850 at December 31, 2018 and 2017, respectively. During the year ended December 31, 2018, the Plan recorded dividend income from Hartford Stock and The Hartford’s mutual funds of $10,430.

Note 9. Plan Amendments and Other Changes

Effective January 1, 2018, the definition of Service was revised to give credit for employment with Aetna, Inc. to former Aetna employees who became Company employees on January 1, 2018 as a result of the Company’s acquisition of Aetna’s group life and disability business. In addition, if these former Aetna employees do not make a proper enrollment election, they will be automatically enrolled in the Plan 90 days after January 1, 2018 to make before-tax contributions equal to 6% of eligible compensation.

Effective January 1, 2018, a provision was added to the Plan to reduce the administrative burden of filing for benefits in cases where the beneficiary is unable to care for their affairs due to illness or accident, or is a minor or has died.

Effective December 1, 2018, the definition of Service was revised to give credit for employment with Y-Risk to former Y-Risk employees who became Hartford employees on December 1, 2018 as a result of the Y-Risk transaction. In addition, if these former Y-Risk employees did not make a proper enrollment election, they were automatically enrolled in the Plan as of January 7, 2019 (or as soon as practicable thereafter).

Effective January 1, 2019, the Plan was amended so that (a) a member is no longer required to obtain a plan loan before requesting a hardship withdrawal; (b) member contributions will no longer be suspended after receipt of a hardship withdrawal; and (c) earnings on before-tax contributions will be included as part of a hardship withdrawal.

Effective May 23, 2019, the definition of Service was revised to give credit for employment with Navigators to former Navigators employees who became Hartford employees on May 23, 2019 as a result of the Navigators transaction. In addition, if these former Navigators employees do not make a proper enrollment election, they will be automatically enrolled in the Plan as of the later of (a) the first payroll period (or as soon as practicable thereafter) in which his or her 90th day of active employment occurs after May 23, 2019 or (b) the first payroll period (or as soon as practicable thereafter) after the end of the 30-day automatic enrollment notice period.

Effective May 23, 2019, the definition of “Eligible Employee” was amended by adding the following to the list of Ineligible Persons: (a) a person who is a nonresident alien and who receives no earned income (within the meaning of Code Section 911(d)(2)) from the Company or its affiliate which constitutes income from sources within the United States (within the meaning of Code Section 861(a)(3)); and (b) a person who is a U.S. citizen working in a foreign country for the Company or its affiliate who is not on the U.S. payroll of Hartford Fire.

Effective July 1, 2019, the Plan was amended to (a) increase the maximum member contribution from 30% of eligible pay to 50%; and (b) allow partial loan prepayments.

Note 10. Subsequent Events

Management has evaluated events subsequent to December 31, 2018, through the date the financial statements were issued, noting there are no subsequent events requiring adjustment or disclosure in the financial statements.

******

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2018

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrorwer, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(d) Cost	(e) Current Value
	Chartwell Equity Securities
	American Equity Invt Life Hl		***	$989
	Apergy Corp Common Stock		***	867
	Avista Corp		***	306
	Barnes Group Inc		***	1,074
	Black Hills Corp		***	842
	CVB Financial Corp		***	843
	Caci International Inc		***	1,424
	Cheesecake Factory Inc		***	1,155
	Columbia Banking System Inc		***	1,247
	Commvault Systems Inc		***	985
	Denny S Corp		***	1,596
	Diodes Industries Inc		***	847
	Dycom Industries Inc		***	770
	Eagle Materials Inc		***	687
	Eagle Pharmaceuticals Inc		***	721
	El Paso Electric Co		***	1,057
	Empire State Realty Trust A		***	733
	Enpro Industries Inc		***	528
	Esco Technologies Inc		***	2,222
	Fnb Corp		***	550
	Fcb Financial Holdings Cl A		***	590
	First Financial Bancorp		***	1,070
	First Industrial Realty Tr		***	1,002
	First Midwest Bancorp Inc/Il		***	906
	Franklin Electric Co Inc		***	816
	Glatfelter		***	580
	Harsco Corp		***	871
	Healthcare Realty Trust Inc		***	1,156
	Hope Bancorp Inc		***	705
	Hub Group Inc Cl A		***	735
	Itt Inc		***	1,526
	Independent Bank Group Inc		***	1,018
	Integrated Device Tech Inc		***	2,660

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2018

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrorwer, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(d) Cost	(e) Current Value
	Interface Inc		***	656
	Kite Realty Group Trust		***	446
	Knoll Inc		***	726
	Korn/Ferry International		***	1,037
	LHC Group Inc		***	2,114
	Lydall Inc		***	319
	Mantech International Corp A		***	1,822
	Matthews Intl Corp Class A		***	563
	Mcgrath Rentcorp		***	854
	Minerals Technologies Inc		***	843
	Mueller Water Products Inc		***	877
	Northwestern Corp		***	1,428
	Oxford Industries Inc		***	605
	Pebblebrook Hotel Trust		***	792
	PS Business Parks Inc/Ca		***	1,394
	PRA Group Inc		***	1,021
	Plexus Corp		***	1,414
	Progress Software Corp		***	975
	Renasant Corp		***	836
	Ring Energy Inc		***	545
	Rush Enterprises Inc Cl A		***	1,072
	SRC Energy Inc		***	657
	Saia Inc		***	936
	Sandershon Farms Inc		***	946
	Sandy Spring Bancorp Inc		***	717
	Scholastic Corp		***	1,248
	Selective Insurance Group		***	1,888
	South State Corp		***	964
	Southwest Gas Holdings		***	1,174
	Stag Industrial Inc		***	1,048
	Tri Pointe Group Inc		***	679
	Towne Bank		***	870
	Trueblue Inc		***	1,083
	UMB Financial Corp		***	862

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2018

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrorwer, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(d) Cost	(e) Current Value
	Umpqua Holdings Corp		***	783
	United Community Banks/Ga		***	956
	United Bankshares Inc		***	662
	Gstif 25 Bps		***	1,326
	Wolverine World Wide Inc		***	983
	Argo Group International		***	2,087
	Fresh Del Monte Produce Inc		***	852

		Subtotal Chartwell Equity Securities		$74,141

	Clearing Account
	State Street Bank and Trust	Clearing Account	***	864

		Subtotal Clearing Account		$864

	Collective Investment Trusts
	SSGA Real Asset		***	34,014
	Target Retirement 2015 Fund		***	73,374
	Target Retirement 2020 Fund		***	81,621
	Target Retirement 2025 Fund		***	280,571
	Target Retirement 2030 Fund		***	126,436
	Target Retirement 2035 Fund		***	289,460
	Target Retirement 2040 Fund		***	99,926
	Target Retirement 2045 Fund		***	182,003
	Target Retirement 2050 Fund		***	84,886
	Target Retirement 2055 Fund		***	46,748
	Target Retirement 2060 Fund		***	21,179
	Target Retirement 2065 Fund		***	1,375
	Target Retirement Income Fund		***	43,628

		Subtotal Collective Investment Trusts		$1,365,222

	Loomis Sayles Growth Fund
	Alibaba Group Holding Sp Adr		***	13,238
	Alphabet Inc Cl A		***	7,810
	Alphabet Inc Cl C		***	7,859
	Amazon.Com Inc		***	17,017
	American Express Co		***	2,930
	Amgen Inc		***	5,121

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2018

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrorwer, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(d) Cost	(e) Current Value
	Autodesk Inc		***	10,537
	Automatic Data Processing		***	2,502
	Cerner Corp		***	5,288
	Cisco Systems Inc		***	7,655
	Coca Cola Co/The		***	7,207
	Colgate Palmolive Co		***	5,087
	Danone Spons Adr		***	7,256
	Deere + Co		***	7,350
	Expeditors Intl Wash Inc		***	7,806
	Facebook Inc A		***	13,034
	Factset Research Systems Inc		***	4,570
	Merck + Co. Inc.		***	3,444
	Microsoft Corp		***	8,916
	Monster Beverage Corp		***	8,424
	Novartis AG Sponsored ADR		***	4,798
	Novo Nordisk A/S Spons ADR		***	7,539
	Oracle Corp		***	13,271
	Procter + Gamble Co/The		***	7,864
	Qualcomm Inc		***	7,354
	Regeneron Pharmaceuticals		***	9,507
	Schlumberger Ltd		***	4,379
	SEI Investments Company		***	5,498
	Starbucks Corp		***	8,506
	United Parcel Service Cl B		***	2,475
	Varian Medical Systems Inc		***	4,693
	Visa Inc Class A Shares		***	16,583
	Gstif 25 Bps		***	4,693
	Yum Brands Inc		***	5,139
	Yum China Holdings Inc		***	3,224

		Subtotal Loomis Sayles Growth Fund		$258,575

	Lee Munder Equity Securities
	Aercap Holdings Nv		***	1,521

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2018

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrorwer, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(d) Cost	(e) Current Value
	AGNC Investment Corp		***	1,682
	Alexandria Real Estate Equit		***	2,050
	Allegheny Technologies Inc		***	1,300
	Allstate Corp		***	1,863
	American Campus Communities		***	1,943
	Amerisourcebergen Corp		***	804
	Ameriprise Financial Inc		***	1,733
	Anadarko Petroleum Corp		***	1,545
	Apergy Corp		***	317
	Aramark		***	1,332
	Berry Global Group Inc		***	2,403
	Borgwarner Inc		***	1,252
	Brixmor Property Group Inc		***	1,313
	Carter S Inc		***	1,400
	Charles River Laboratories		***	1,888
	Cimarex Energy Co		***	1,503
	Clean Harbors Inc		***	1,480
	DTE Energy Company		***	2,242
	Darling Ingredients Inc		***	2,100
	Dentsply Sirona Inc		***	1,527
	Diamondback Energy Inc		***	1,572
	Dollar General Corp		***	1,296
	Dollar Tree Inc		***	2,036
	Dover Corp		***	1,662
	EQT Corp		***	844
	Edison International		***	1,245
	Equinix Inc		***	1,293
	Equitrans Midstream Corp		***	571
	Evergy Inc		***	3,142
	FMC Corp		***	2,009
	Fidelity National Info Serv		***	2,334
	Fluor Corp		***	788
	Hain Celestial Group Inc		***	715
	Host Hotels + Resorts Inc		***	1,380

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2018

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrorwer, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(d) Cost	(e) Current Value
	Ingredion Inc		***	1,210
	Ishares Russell		***	2,536
	Kar Auction Services Inc		***	2,112
	Kroger Co		***	1,323
	LKQ Corp		***	2,640
	Leidos Holdings		***	1,726
	M + T Bank Corp		***	1,124
	Macom Technology Solutions H		***	2,171
	Michaels Cos Inc/The		***	859
	Mid America Apartment Comm		***	1,531
	Newell Brands Inc		***	1,660
	Nisource Inc		***	2,480
	Olin Corp		***	1,172
	PTC Inc		***	1,681
	Pacwest Bancorp		***	1,339
	Parker Hannifin Corp		***	1,057
	Patterson Cos Inc		***	898
	Pinnacle Financial Partners		***	1,233
	Pinnacle West Capital		***	2,300
	Qorvo Inc		***	1,318
	RPM International Inc		***	1,948
	Regal Beloit Corp		***	1,851
	Reinsurance Group Of America		***	2,022
	Scotts Miracle Gro Co		***	1,435
	Signature Bank		***	1,799
	Snap On Inc		***	2,077
	Sonoco Products Co		***	1,254
	Stericycle Inc		***	990
	Sterling Bancorp		***	1,728
	Synopsys Inc		***	1,493
	Treehouse Foods Inc		***	2,483
	Tyson Foods Inc Cl A		***	1,129
	Valvoline Inc		***	1,781
	Gstif 25 Bps		***	1,778

		Subtotal Lee Munder Equity Securities		$110,228

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2018

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrorwer, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(d) Cost	(e) Current Value
	Loan Fund
	Notes receivable from Members	Notes receivable from Members, maturing in 2019 through 2032 bearing interest at rates from 4.25% - 9.25%	N/A	67,753

		Subtotal Loan Fund		$67,753

	Master Expense Account
	Gstif 25 Bps Gstif 25 Bps		***	7

		Subtotal Master Expense Account		$7

	Mutual Funds
	Dodge & Cox	3,176	***	117,256
*	Hartford HLS Divident & Growth Fd Cl Ia	12,925	***	257,521
*	Hartford HLS Mut Fds Bond HLS Fd Cl Ia	10,629	***	114,457
*	Hartford HLS Mut Fds Intl Opportunities HLS Fd Cl I	8,376	***	116,584
*	Hartford HLS Mut Fds Midcap HLS Fd Cl Ia	3,309	***	111,837
	Vanguard Federal Money Market	78,730	***	77,855

		Subtotal Mutual Funds		$795,511

	QM Small Cap Growth Fund
	AAON INC		***	74
	AMAG PHARMACEUTICALS INC		***	56
	ASGN INC		***	361
	AARON S INC		***	72
	ABEONA THERAPEUTICS INC		***	16
	ACADIA PHARMACEUTICALS INC		***	131
	ACCELERON PHARMA INC		***	135
	ACI WORLDWIDE INC		***	242
	ADDUS HOMECARE CORP		***	251
	AERIE PHARMACEUTICALS INC		***	97
	ADVANSIX INC		***	136
	AEROJET ROCKETDYNE HOLDINGS		***	507
	ADVANCED DISPOSAL SERVICES I		***	246
	ADVANCED ENERGY INDUSTRIES		***	177

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2018

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrorwer, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(d) Cost	(e) Current Value
	AGIOS PHARMACEUTICALS INC		***	178
	AIMMUNE THERAPEUTICS INC		***	83
	ALNYLAM PHARMACEUTICALS INC		***	36
	AMERIS BANCORP		***	206
	AMICUS THERAPEUTICS INC		***	72
	APERGY CORP		***	203
	ARRAY BIOPHARMA INC		***	200
	ASPEN TECHNOLOGY INC		***	473
	ASSERTIO THERAPEUTICS INC		***	38
	ATKORE INTERNATIONAL GROUP I		***	213
	AVANOS MEDICAL INC		***	150
	BWX TECHNOLOGIES INC		***	266
	BEACON ROOFING SUPPLY INC		***	134
	BERRY GLOBAL GROUP INC		***	474
	BIG LOTS INC		***	46
	BIO RAD LABORATORIES A		***	292
	BIOTELEMETRY INC		***	263
	BLACKBAUD INC		***	343
	BLUEBIRD BIO INC		***	134
	BLUEPRINT MEDICINES CORP		***	148
	BOOZ ALLEN HAMILTON HOLDINGS		***	569
	BOSTON BEER COMPANY INC A		***	276
	BOYD GAMING CORP		***	232
	BRIGHT HORIZONS FAMILY SOLUT		***	431
	BROADRIDGE FINANCIAL SOLUTIO		***	398
	BRUKER CORP		***	101
	BRUNSWICK CORP		***	249
	BURLINGTON STORES INC		***	854
	CBOE GLOBAL MARKETS INC		***	451
	CABLE ONE INC		***	618
	CABOT MICROELECTRONICS CORP		***	198
	CAMBREX CORP		***	196
	CANTEL MEDICAL CORP		***	363

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2018

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrorwer, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(d) Cost	(e) Current Value
	CAROLINA FINANCIAL CORP		***	184
	CARRIZO OIL + GAS INC		***	37
	CARTER S INC		***	212
	CASELLA WASTE SYSTEMS INC A		***	444
	CASEY S GENERAL STORES INC		***	530
	CATALENT INC		***	320
	CENTENNIAL RESOURCE DEVELO A		***	159
	CENTERSTATE BANK CORP		***	252
	CHARLES RIVER LABORATORIES		***	492
	CHART INDUSTRIES INC		***	132
	CHASE CORP		***	298
	CHEESECAKE FACTORY INC/THE		***	149
	CHEMED CORP		***	479
	CHILDREN S PLACE INC/THE		***	121
	CHOICE HOTELS INTL INC		***	173
	CHURCHILL DOWNS INC		***	512
	CIRRUS LOGIC INC		***	241
	COCA COLA CONSOLIDATED INC		***	184
	COGNEX CORP		***	241
	COHERENT INC		***	279
	COMMVAULT SYSTEMS INC		***	288
	COOPER COS INC/THE		***	254
	COOPER STANDARD HOLDING		***	130
	CORESITE REALTY CORP		***	335
	CORELOGIC INC		***	274
	CORVEL CORP		***	115
	CUBESMART		***	208
	CURTISS WRIGHT CORP		***	389
	CYRUSONE INC		***	367
	DENNY S CORP		***	282
	DESCARTES SYSTEMS GRP/THE		***	125
	DOMINO S PIZZA INC		***	369
	DOUGLAS DYNAMICS INC		***	208
	DRIL QUIP INC		***	56

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2018

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrorwer, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(d) Cost	(e) Current Value
	DUN + BRADSTREET CORP		***	226
	E TRADE FINANCIAL CORP		***	188
	EAGLE MATERIALS INC		***	165
	ECHOSTAR CORP A		***	93
	ELLIE MAE INC		***	111
	EMERGENT BIOSOLUTIONS INC		***	373
	EMPIRE STATE REALTY TRUST A		***	95
	ENANTA PHARMACEUTICALS INC		***	64
	ENCOMPASS HEALTH CORP		***	318
	ENSIGN GROUP INC/THE		***	336
	ENTEGRIS INC		***	243
	ENVESTNET INC		***	366
	EPLUS INC		***	57
	EQUITY LIFESTYLE PROPERTIES		***	348
	EURONET WORLDWIDE INC		***	620
	EXACT SCIENCES CORP		***	517
	EXELIXIS INC		***	56
	EXPONENT INC		***	430
	EXTERRAN CORP		***	108
	FACTSET RESEARCH SYSTEMS INC		***	143
	FAIR ISAAC CORP		***	697
	FIBROGEN INC		***	204
	FIRST BANCORP/NC		***	278
	FIRST INDUSTRIAL REALTY TR		***	292
	FORTINET INC		***	245
	FRONTDOOR INC		***	132
	GCI LIBERTY INC CLASS A		***	260
	GTT COMMUNICATIONS INC		***	104
	GARTNER INC		***	261
	GENERAC HOLDINGS INC		***	206
	GENOMIC HEALTH INC		***	219
	GLOBAL BLOOD THERAPEUTICS IN		***	102
	GLOBUS MEDICAL INC A		***	253
	GLYCOMIMETICS INC		***	32

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2018

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrorwer, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(d) Cost	(e) Current Value
	GRACO INC		***	360
	GRAND CANYON EDUCATION INC		***	375
	GRAPHIC PACKAGING HOLDING CO		***	142
	GRAY TELEVISION INC		***	158
	HAEMONETICS CORP/MASS		***	351
	HAWAIIAN HOLDINGS INC		***	63
	HEALTHCARE SERVICES GROUP		***	200
	HEICO CORP CLASS A		***	727
	JACK HENRY + ASSOCIATES INC		***	178
	HERITAGE INSURANCE HOLDINGS		***	52
	HEXCEL CORP		***	382
	HILTON GRAND VACATIONS INC		***	224
	ICU MEDICAL INC		***	604
	IDEX CORP		***	168
	IMMUNOMEDICS INC		***	102
	INGEVITY CORP		***	513
	INSMED INC		***	100
	INNOSPEC INC		***	292
	INSPERITY INC		***	461
	INOGEN INC		***	269
	INNOVIVA INC		***	82
	INTEGRATED DEVICE TECH INC		***	562
	IONIS PHARMACEUTICALS INC		***	89
	IRONWOOD PHARMACEUTICALS INC		***	79
	J + J SNACK FOODS CORP		***	369
	JOHN BEAN TECHNOLOGIES CORP		***	248
	J2 GLOBAL INC		***	200
	KENNEDY WILSON HOLDINGS INC		***	72
	LCI INDUSTRIES		***	141
	LANDSTAR SYSTEM INC		***	346
	LENNOX INTERNATIONAL INC		***	481
	LIBERTY EXPEDIA HOLD A		***	180
	LIGAND PHARMACEUTICALS		***	358
	LINCOLN ELECTRIC HOLDINGS		***	162

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2018

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrorwer, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(d) Cost	(e) Current Value
	LIONS GATE ENTERTAINMENT B		***	92
	LITTELFUSE INC		***	390
	LIVE NATION ENTERTAINMENT IN		***	489
	LOGMEIN INC		***	172
	LOXO ONCOLOGY INC		***	224
	LYDALL INC		***	109
	MGIC INVESTMENT CORP		***	172
	MKS INSTRUMENTS INC		***	331
	MSCI INC		***	415
	MSG NETWORKS INC A		***	254
	STEVEN MADDEN LTD		***	347
	MADRIGAL PHARMACEUTICALS INC		***	44
	MANHATTAN ASSOCIATES INC		***	221
	MARKETAXESS HOLDINGS INC		***	534
	MARRIOTT VACATIONS WORLD		***	85
	MASIMO CORP		***	462
	MATADOR RESOURCES CO		***	244
	MATSON INC		***	52
	MAXLINEAR INC		***	247
	MAXIMUS INC		***	529
	MIDDLEBY CORP		***	127
	MINERALS TECHNOLOGIES INC		***	143
	MOLINA HEALTHCARE INC		***	715
	MOOG INC CLASS A		***	380
	MURPHY USA INC		***	294
	MYOKARDIA INC		***	117
	NCR CORPORATION		***	158
	NANOMETRICS INC		***	159
	NATUS MEDICAL INC		***	95
	NEKTAR THERAPEUTICS		***	133
	NETSCOUT SYSTEMS INC		***	93
	NEUROCRINE BIOSCIENCES INC		***	240
	NEWMARKET CORP		***	200
	NORDSON CORP		***	251

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2018

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrorwer, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(d) Cost	(e) Current Value
	NOVANTA INC		***	403
	NU SKIN ENTERPRISES INC A		***	137
	NUVASIVE INC		***	249
	OSI SYSTEMS INC		***	230
	OCEANEERING INTL INC		***	47
	OLD DOMINION FREIGHT LINE		***	374
	OMNICELL INC		***	328
	ORMAT TECHNOLOGIES INC		***	290
	PBF ENERGY INC CLASS A		***	294
	PDC ENERGY INC		***	189
	PRA HEALTH SCIENCES INC		***	531
	PRA GROUP INC		***	114
	PS BUSINESS PARKS INC/CA		***	189
	PTC INC		***	346
	PACIRA BIOSCIENCES INC		***	88
	PAPA JOHN S INTL INC		***	205
	PATRICK INDUSTRIES INC		***	184
	PEBBLEBROOK HOTEL TRUST		***	52
	PEGASYSTEMS INC		***	298
	PENN NATIONAL GAMING INC		***	143
	PENUMBRA INC		***	281
	PERFORMANCE FOOD GROUP CO		***	425
	PHIBRO ANIMAL HEALTH CORP A		***	155
	PLANTRONICS INC		***	117
	POLYONE CORPORATION		***	217
	POOL CORP		***	586
	POST HOLDINGS INC		***	375
	PRESTIGE CONSUMER HEALTHCARE		***	250
	PRIMERICA INC		***	542
	PROOFPOINT INC		***	308
	QUAKER CHEMICAL CORP		***	178
	QUALYS INC		***	366
	RPC INC		***	75
	RADIAN GROUP INC		***	150

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2018

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrorwer, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(d) Cost	(e) Current Value
	REALPAGE INC		***	367
	REPLIGEN CORP		***	246
	ROLLINS INC		***	476
	RUTH S HOSPITALITY GROUP INC		***	229
	SLM CORP		***	176
	SS+C TECHNOLOGIES HOLDINGS		***	441
	SVB FINANCIAL GROUP		***	165
	SAGE THERAPEUTICS INC		***	278
	JOHN B. SANFILIPPO + SON INC		***	112
	SAREPTA THERAPEUTICS INC		***	458
	SCIENCE APPLICATIONS INTE		***	328
	SCOTTS MIRACLE GRO CO		***	184
	SEATTLE GENETICS INC		***	120
	SERVICE CORP INTERNATIONAL		***	528
	SERVICEMASTER GLOBAL HOLDING		***	415
	SHUTTERFLY INC		***	103
	SIGNATURE BANK		***	162
	SIX FLAGS ENTERTAINMENT CORP		***	206
	SOTHEBY S		***	107
	SPARK THERAPEUTICS INC		***	96
	SPROUTS FARMERS MARKET INC		***	308
	STAMPS.COM INC		***	344
	STANDEX INTERNATIONAL CORP		***	60
	STEPAN CO		***	115
	STRATEGIC EDUCATION INC		***	172
	SUPERNUS PHARMACEUTICALS INC		***	202
	SYNEOS HEALTH INC		***	110
	TABULA RASA HEALTHCARE INC		***	147
	TAKE TWO INTERACTIVE SOFTWRE		***	565
	TECH DATA CORP		***	131
	TELEDYNE TECHNOLOGIES INC		***	788
	TERRENO REALTY CORP		***	243
	TESARO INC		***	147
	TEXAS ROADHOUSE INC		***	442

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2018

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrorwer, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(d) Cost	(e) Current Value
	THERAPEUTICSMD INC		***	56
	TORO CO		***	467
	TRANSUNION		***	404
	TREEHOUSE FOODS INC		***	179
	TYLER TECHNOLOGIES INC		***	407
	U.S. PHYSICAL THERAPY INC		***	304
	ULTIMATE SOFTWARE GROUP INC		***	347
	ULTRAGENYX PHARMACEUTICAL IN		***	133
	UNIFIRST CORP/MA		***	215
	UNIVAR INC		***	145
	UNIVERSAL INSURANCE HOLDINGS		***	209
	US ECOLOGY INC		***	273
	VAIL RESORTS INC		***	572
	VEEVA SYSTEMS INC CLASS A		***	276
	VERSUM MATERIALS INC		***	250
	VISTEON CORP		***	207
	GSTIF 25 BPS		***	458
	WATSCO INC		***	267
	WEIGHT WATCHERS INTL INC		***	112
	WELLCARE HEALTH PLANS INC		***	397
	WEST PHARMACEUTICAL SERVICES		***	395
	WEX INC		***	419
	WOODWARD INC		***	273
	WORTHINGTON INDUSTRIES		***	119
	WPX ENERGY INC		***	417
	XPO LOGISTICS INC		***	294
	XENCOR INC		***	166
	ZEBRA TECHNOLOGIES CORP CL A		***	531
	ALKERMES PLC		***	72
	ARRIS INTERNATIONAL PLC		***	147
	CARDTRONICS PLC A		***	179
	HELEN OF TROY LTD		***	482
	ICHOR HOLDINGS LTD		***	58
	JAZZ PHARMACEUTICALS PLC		***	92

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2018

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrorwer, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date			(d) Cost	(e) Current Value
	LIVANOVA PLC				***	320
	THERAVANCE BIOPHARMA INC				***	98
	TRAVELPORT WORLDWIDE LTD				***	187
	CRISPR THERAPEUTICS AG				***	54
	MELLANOX TECHNOLOGIES LTD				***	531
	UNIQURE NV				***	58
	WAVE LIFE SCIENCES LTD				***	54

		Subtotal QM Small Cap Fund				$74,289

		Total All Mutual Funds				$869,799

	Large Cap Equities
	State Street Bk + Tr Co				***	517,220

		Subtotal State Street				$517,220

	Separate Account GIC
	New York Life				***	96,676

		Subtotal Separate Account GIC				$96,676

		Interest Rate	Maturity	Par Value
	Shared Holdings (aa) - HIMCO Bond Fund
	ABB Finance USA Inc	3.80%	4/3/2028	1,000	***	1,015
	AEP Texas Inc	2.40%	10/1/2022	750	***	727
	AT+T Inc	3.40%	5/15/2025	1,500	***	1,412
	AT+T Inc	3.95%	5/15/2025	225	***	220
	Abbvie Inc	2.85%	5/14/2023	825	***	795
	Chubb Ina Holdings Inc	2.70%	3/13/2023	725	***	708
	American Express Co	3.00%	10/30/2024	1,250	***	1,196
	American Intl Group	3.75%	7/10/2025	1,000	***	957

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.
(aa)	Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb)

Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2018

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrorwer, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date			(d) Cost	(e) Current Value
	Anheuser Busch Co	3.65%	2/1/2026	1,000	***	946
	Apple Inc	2.40%	5/3/2023	685	***	662
	Astrazeneca Plc	3.50%	8/17/2023	850	***	846
	Aventura Mall Trust Avmt 2013	3.74%	12/5/2032	400	***	404
	BAT Capital Corp	3.22%	8/15/2024	500	***	461
	BB+T Corporation	2.45%	1/15/2020	600	***	596
	BP Capital Markets Plc	3.81%	2/10/2024	655	***	661
	Burlingtn No	4.83%	1/15/2023	194	***	198
	Bank of America Corp	3.30%	1/11/2023	1,210	***	1,192
	Bank of America Corp	3.88%	1/11/2023	500	***	495
	Bank of NY Mellon Corp	3.25%	9/11/2024	885	***	874
	Bayer US Finance LLC	3.38%	10/8/2024	820	***	773
	Bayer US Finance II LLC	4.25%	12/15/2025	1,000	***	973
	Branch Banking + Trust	2.85%	4/1/2021	510	***	506
	Berkshire Hathaway Inc	2.20%	3/15/2021	500	***	493
	British Columbia Prov Of	2.65%	9/22/2021	330	***	330
	Burlingtn No Sf	3.40%	9/1/2024	480	***	481
	Cigna Holding Co	4.50%	3/15/2021	300	***	307
	Cigna Holding Co	4.00%	3/15/2021	290	***	293
	Comm Mortgage Trust 2016	3.76%	2/10/2049	1,000	***	1,012
	Comm Mortgage Trust 2013	1.87%	2/10/2049	57	***	55
	Comm Mortgage Trust 2014	3.01%	2/10/2049	454	***	453
	CSAIL Commercial Mortgage Trus	3.81%	11/15/2048	1,000	***	1,013
	CVS Health Corp	3.50%	7/20/2022	390	***	387
	CVS Health Corp	2.13%	7/20/2022	500	***	482
	California ST CAS	2.37%	4/1/2022	1,000	***	985
	Canadian Pacific RR	7.25%	5/15/2019	250	***	254
	Capital One Financial Co	3.75%	3/9/2027	1,000	***	929
	Capital One Multi Asset	1.99%	7/17/2023	1,000	***	984
	Caterpillar Finl Service	3.45%	5/15/2023	1,000	***	1,005
	Centerpoint Energey Transition	2.16%	10/15/2021	97	***	96

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.
(aa)	Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb)

Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2018

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrorwer, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date			(d) Cost	(e) Current Value
	Chase Issuance Trust	1.58%	8/15/2021	467	***	463
	Chevron Corp	2.36%	12/5/2022	640	***	620
	Chevron Corp	2.43%	12/5/2022	280	***	278
	CISCO Systems	2.20%	2/28/2021	1,053	***	1,039
	Citigroup Inc	3.88%	10/25/2023	500	***	501
	Citigroup Inc	2.70%	10/25/2023	1,000	***	985
	Citizens Bank	3.70%	3/29/2023	465	***	467
	Comcast Corp	3.95%	10/15/2025	898	***	909
	Commonwealth Edison Co	2.95%	8/15/2027	1,000	***	962
	Cooperat Rabobank Ua/Ny	2.25%	1/14/2019	355	***	355
	Delta Air Lines 2010 2A	4.95%	11/23/2020	55	***	55
	Dell Int Llc / Emc Corp	5.45%	6/15/2023	1,015	***	1,033
	Discover Card Execution Note	1.88%	2/15/2023	1,000	***	984
	Walt Disney Company/The	2.35%	12/1/2022	650	***	631
	Dowdupont Inc	4.73%	11/15/2028	750	***	774
	EMD Finance LLC	2.95%	3/19/2022	840	***	828
	Eversource Energy	2.75%	3/15/2022	500	***	491
	Eversource Energy	2.90%	3/15/2022	500	***	479
	Exxon Mobil Corporation	2.22%	3/1/2021	1,000	***	986
	Fed Hm Ln Pc Pool G01629	6.00%	10/1/2033	9	***	10
	Fed Hm Ln Pc Pool A77952	5.00%	5/1/2038	7	***	8
	Fed Hm Ln Pc Pool G14174	5.00%	3/1/2025	27	***	27
	Fed Hm Ln Pc Pool J00617	5.50%	12/1/2020	8	***	8
	Fed Hm Ln Pc Pool J00921	5.00%	12/1/2020	2	***	2
	Fed Hm Ln Pc Pool J01060	5.00%	1/1/2021	4	***	4
	Fed Hm Ln Pc Pool C03506	6.00%	5/1/2040	118	***	127
	Fed Hm Ln Pc Pool A11544	5.50%	6/1/2033	8	***	8
	Fed Hm Ln Pc Pool A15942	6.00%	11/1/2033	5	***	5
	Fed Hm Ln Pc Pool B19557	5.50%	7/1/2020	20	***	20
	Fed Hm Ln Pc Pool A26586	6.00%	9/1/2034	7	***	8
	Fed Hm Ln Pc Pool J38826	3.50%	5/1/2033	541	***	548

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.
(aa)	Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb)

Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2018

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrorwer, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date			(d) Cost	(e) Current Value
	Fed Hm Ln Pc Pool Q02688	4.00%	8/1/2041	132	***	136
	Fed Hm Ln Pc Pool V82942	3.00%	2/1/2047	2,055	***	2,005
	Fed Hm Ln Pc Pool Q55851	5.00%	5/1/2048	998	***	1,059
	Fed Hm Ln Pc Pool Q59600	4.50%	11/1/2048	2,422	***	2,514
	Fed Hm Ln Pc Pool G60948	3.00%	1/1/2047	1,592	***	1,552
	Fed Hm Ln Pc Pool G11868	5.50%	7/1/2020	11	***	11
	FannieMae ACES FNA	3.35%	3/25/2024	870	***	887
	FNMA Pool 357821	6.00%	5/1/2035	124	***	135
	FHLMC Multifamily Structured	2.57%	9/25/2020	994	***	989
	FNMA Pool 555417	6.00%	5/1/2033	32	***	35
	FNMA Pool 555591	5.50%	7/1/2033	37	***	40
	FNMA Pool AJ5733	3.50%	12/1/2041	1,572	***	1,584
	FNMA Pool AL0194	4.00%	1/1/2041	797	***	821
	FNMA Pool AP0632	2.50%	7/1/2027	383	***	378
	FNMA Pool AR9436	4.00%	8/1/2043	14	***	14
	FNMA Pool AS8764	2.50%	2/1/2032	1,195	***	1,167
	FNMA Pool AV2357	4.00%	1/1/2044	1,268	***	1,308
	FNMA Pool AW1007	4.00%	5/1/2044	1,125	***	1,156
	FNMA Pool AW5067	4.50%	7/1/2044	2,221	***	2,316
	FNMA Pool AY5415	4.00%	3/1/2045	2,157	***	2,224
	FNMA Pool 725704	6.00%	8/1/2034	25	***	28
	FNMA Pool 730716	6.00%	8/1/2033	20	***	22
	FNMA Pool 734059	5.50%	8/1/2033	7	***	7
	FNMA Pool 745932	6.50%	11/1/2036	50	***	57
	FNMA Pool 756154	6.00%	11/1/2033	29	***	32
	FNMA Pool 792191	5.50%	9/1/2034	35	***	38
	FNMA Pool 805176	5.50%	1/1/2020	14	***	14
	FNMA Pool BC1212	3.00%	7/1/2046	3,519	***	4,005
	FNMA Pool BC4750	4.00%	10/1/2046	703	***	717
	FNMA Pool BC6121	4.00%	6/1/2046	628	***	641
	FNMA Pool BC9364	3.50%	6/1/2046	3,411	***	3,921

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.
(aa)	Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb)

Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2018

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrorwer, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date			(d) Cost	(e) Current Value
	FNMA Pool BD3312	3.00%	10/1/2046	496	***	484
	FNMA Pool BJ0852	4.50%	11/1/2047	2,805	***	2,907
	FNMA Pool BJ0687	5.00%	4/1/2048	1,383	***	1,449
	FNMA Pool BJ1991	4.00%	11/1/2047	531	***	542
	FNMA Pool BJ8271	4.50%	2/1/2048	1,153	***	1,210
	FNMA Pool BK1027	3.50%	3/1/2048	638	***	638
	FNMA Pool BK6599	5.00%	8/1/2048	1,153	***	1,212
	FNMA Pool 888341	5.00%	2/1/2037	55	***	58
	FNMA Pool 888022	5.00%	2/1/2036	83	***	88
	FNMA Pool 890528	5.50%	6/1/2039	79	***	85
	FNMA Pool 908560	5.50%	1/1/2022	2	***	2
	FNMA Pool 944026	6.50%	8/1/2037	130	***	145
	FNMA Pool AA4266	4.50%	5/1/2024	12	***	13
	FNMA Pool AB0536	6.00%	2/1/2037	50	***	55
	FNMA Pool Ma1543	3.50%	8/1/2033	1,149	***	1,170
	Fifth Third Bank	2.88%	10/1/2021	635	***	628
	Ford Credit Auto Owner Trust/F	2.26%	11/15/2025	360	***	359
	GNMA II Pool MA2754	3.50%	4/20/2045	1,200	***	1,210
	GNMA II Pool MA2892	3.50%	6/20/2045	520	***	524
	GNMA II Pool MA5190	3.00%	5/20/2048	1,555	***	1,532
	GNMA II Pool MA5191	3.50%	5/20/2048	310	***	312
	GNMA II Pool MA5192	4.00%	5/20/2048	440	***	451
	GNMA II Pool MA5193	4.50%	5/20/2048	381	***	394
	GNMA Pool 569327	6.50%	4/15/2032	88	***	100
	GNMA Pool 580880	6.50%	11/15/2031	19	***	20
	GNMA Pool 003624	5.50%	10/20/2034	36	***	38
	GNMA Pool 004599	5.00%	12/20/2039	125	***	133
	GNMA Pool 434787	8.00%	5/15/2030	10	***	10
	GNMA Pool 485856	6.50%	10/15/2031	8	***	9
	GNMA Pool 726316	5.00%	9/15/2039	136	***	145
	GNMA Pool 737651	5.00%	11/15/2040	65	***	68

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.
(aa)	Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb)

Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2018

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrorwer, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date			(d) Cost	(e) Current Value
	GNMA Pool 510403	5.00%	1/15/2035	11	***	12
	GNMA Pool 510844	8.00%	12/15/2029	1	***	1
	GNMA Pool 533946	6.50%	4/15/2032	4	***	5
	GNMA Pool 550887	5.00%	8/15/2035	16	***	17
	GNMA Pool 551077	6.50%	11/15/2031	6	***	7
	GNMA Pool 551120	6.50%	8/15/2031	23	***	26
	GNMA Pool 552571	6.50%	5/15/2032	6	***	6
	GM Financial	2.46%	7/17/2023	300	***	296
	GNMA Pool 622278	5.00%	4/15/2035	10	***	11
	GNMA Pool 631242	5.50%	6/15/2035	63	***	69
	GNMA Pool 641601	5.00%	3/15/2035	21	***	22
	GNMA Pool 646865	5.00%	8/15/2035	13	***	14
	GE Commerical Mortgage	0.00%	3/10/2044	17,604	***	0
	General Dynamics Corp	3.50%	5/15/2025	1,500	***	1,494
	General Electric Co	2.70%	10/9/2022	875	***	812
	General Electric Co	3.10%	10/9/2022	459	***	428
	General Mills Inc	4.00%	4/17/2025	625	***	615
	Gilead Sciences Inc	3.25%	9/1/2022	950	***	948
	Glaxosmithkline Cap Inc	3.63%	5/15/2025	680	***	684
	Goldman Sachs Group Inc	4.00%	3/3/2024	560	***	553
	Goldman Sachs Group Inc	2.88%	3/3/2024	500	***	491
	Goldman Sachs Group Inc	2.35%	3/3/2024	815	***	786
	Government National Mortgage A	3.50%	7/20/2023	240	***	244
	Government National Mortgage A	5.00%	7/20/2023	51	***	54
	Government National Mortgage A	2.30%	7/20/2023	899	***	832
	Government National Mortgage A	2.50%	7/20/2023	1,125	***	1,056
	HSBC Holdings Plc	3.95%	5/18/2024	2,000	***	1,989
	Welltower Inc	4.95%	1/15/2021	296	***	303
	HP Enterprise	4.40%	10/15/2022	465	***	472
	Home Depot Inc	2.00%	4/1/2021	578	***	567
	Ingersoll Rand GL	3.75%	8/21/2028	750	***	730

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.
(aa)	Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb)

Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2018

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrorwer, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date			(d) Cost	(e) Current Value
	JPMorgan Chase + Co	2.30%	8/15/2021	820	***	800
	JPMorgan Chase + Co	3.25%	8/15/2021	270	***	268
	JPMorgan Chase + Co	2.70%	8/15/2021	250	***	240
	JPMBB Commercial Mortgage Secu	3.05%	4/15/2047	428	***	427
	JPMBB Commercial Mortgage Secu	3.80%	4/15/2047	1,000	***	1,017
	JP Morgan Mortgage Trust	3.00%	10/25/2046	651	***	641
	Johnson + Johnson	1.65%	3/1/2021	1,000	***	974
	Johnson + Johnson	2.63%	3/1/2021	500	***	482
	JP Morgan Chase	2.97%	8/15/2021	480	***	468
	KLA Tencor Corp	4.65%	11/1/2024	700	***	717
	Kaiser Foundation Hospit Company	3.50%	4/1/2022	431	***	438
	Kansas Gas + Electric Co	6.70%	6/15/2019	147	***	149
	Keycorp	2.90%	9/15/2020	750	***	744
	Ladder Captial Commercial Mort LCCM	3.39%	5/15/2031	580	***	582
	Lincoln National Corp	3.80%	3/1/2028	750	***	727
	Lloyds Banking Group Plc	3.75%	1/11/2027	500	***	459
	Lloyds Bank Plc Company	5.80%	1/13/2020	490	***	502
	McDonald S Corp	3.70%	1/30/2026	393	***	385
	McKesson Corp	2.70%	12/15/2022	145	***	140
	McKesson Corp	3.95%	12/15/2022	750	***	719
	Medtronic Inc Company	3.15%	3/15/2022	565	***	563
	Microsoft Corp	3.30%	2/6/2027	1,000	***	991
	Mitsubishi UFJ Fin Grp	2.95%	3/1/2021	239	***	237
	Mitsubishi UFJ Fin Grp	3.29%	3/1/2021	500	***	478
	Morgan Stanley Baml Trust	2.92%	2/15/2047	149	***	149
	Morgan Stanley	3.88%	1/27/2026	1,250	***	1,219
	Morgan Stanley	5.63%	1/27/2026	250	***	254
	Nationwide Financial Ser	5.38%	3/25/2021	329	***	341
	NBCUniversal Media	4.38%	4/1/2021	409	***	419
	Niagara Mohawk Power	3.51%	10/1/2024	735	***	739
	Nordea Bank ABP	2.50%	9/17/2020	830	***	819

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.
(aa)	Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb)

Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2018

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrorwer, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date			(d) Cost	(e) Current Value
	Nordea Bank ABP Subordinated	4.88%	9/17/2020	500	***	509
	Oracle Corp	3.40%	7/8/2024	875	***	873
	PNC Bank	3.80%	7/25/2023	520	***	522
	PNC Bank	2.20%	7/25/2023	635	***	635
	Penske Truck Leasing	4.20%	4/1/2027	250	***	244
	Qualcomm Inc	2.90%	5/20/2024	1,000	***	952
	Province of Quebec	2.75%	8/25/2021	390	***	390
	Shell International Fin Company	2.25%	1/6/2023	950	***	914
	Small Business Administration	2.86%	3/1/2020	76	***	76
	Small Business Administration	2.87%	3/1/2020	74	***	74
	Small Business Administration	2.44%	3/1/2020	163	***	162
	Small Business Administration	1.97%	3/1/2020	121	***	121
	Small Business Administration	2.21%	3/1/2020	449	***	437
	Small Business Administration	3.11%	3/1/2020	626	***	627
	Small Business Administration	2.87%	3/1/2020	417	***	415
	Small Business Administration	2.88%	3/1/2020	388	***	386
	Small Business Administration	2.72%	3/1/2020	322	***	314
	Small Business Administration	2.77%	3/1/2020	426	***	416
	Small Business Administration	2.88%	3/1/2020	856	***	842
	Small Business Administration	2.82%	3/1/2020	559	***	548
	Small Business Administration	2.82%	3/1/2020	561	***	550
	Small Business Administration	2.70%	3/1/2020	734	***	713
	Small Business Administration	2.27%	3/1/2020	835	***	795
	State Street Corp	3.30%	12/16/2024	575	***	570
	Sumitomo Mitsui Finl Grp	2.63%	7/14/2026	500	***	457
	Suntrust Banks Inc	2.90%	3/3/2021	250	***	248
	Svenska Handelsbanken Ab	2.25%	6/17/2019	630	***	627
	Svenska Handelsbanken Ab	2.45%	6/17/2019	500	***	490
	Warner Media LLC	4.00%	1/15/2022	70	***	71
	Warner Media LLC	3.55%	1/15/2022	400	***	386
	Time Warner Cable LLC	8.25%	4/1/2019	283	***	286

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.
(aa)	Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb)

Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2018

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrorwer, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date			(d) Cost	(e) Current Value
	Toyota Motor Credit Corp	3.20%	1/11/2027	694	***	674
	Toyota Motor Credit Corp	2.90%	1/11/2027	500	***	487
	21st Century Fox America Company	4.50%	2/15/2021	650	***	667
	UBS AG Stamford Ct	2.38%	8/14/2019	1,115	***	1,110
	US Bancorp	3.15%	4/27/2027	1,000	***	958
	US Treasury N/B	1.50%	7/15/2020	7,000	***	6,890
	US Treasury N/B	1.88%	7/15/2020	8,000	***	7,834
	US Treasury N/B	2.88%	7/15/2020	2,500	***	2,539
	US Treasury N/B	1.63%	7/15/2020	5,250	***	5,198
	US Treasury N/B	1.38%	7/15/2020	5,000	***	4,927
	US Treasury N/B	1.38%	7/15/2020	5,000	***	4,898
	US Treasury N/B	1.63%	7/15/2020	4,574	***	4,282
	US Treasury N/B	1.13%	7/15/2020	5,000	***	4,856
	US Treasury N/B	1.63%	7/15/2020	2,000	***	1,929
	US Treasury N/B	1.63%	7/15/2020	2,500	***	2,335
	US Treasury N/B	1.75%	7/15/2020	—	***	—
	US Treasury N/B	1.13%	7/15/2020	8,000	***	7,730
	US Treasury N/B	1.00%	7/15/2020	6,750	***	6,678
	United Technologies Corp	3.13%	5/4/2027	1,000	***	924
	UnitedHealth Group Inc	2.13%	3/15/2021	500	***	490
	UnitedHealth Group Inc	3.38%	3/15/2021	555	***	543
	Univ of California CA Revenues	3.06%	7/1/2025	500	***	493
	Verizon Communications	4.33%	9/21/2028	721	***	724
	Virginia Elec + Power Co	3.50%	3/15/2027	500	***	492
	Vodafone Group	4.13%	5/30/2025	1,000	***	988
	GSTIF 25 Bps	2.14%	12/31/2050	***	***	15,866
	Walmart Inc	3.30%	4/22/2024	380	***	381
	Wells Fargo + Company	2.50%	3/4/2021	1,000	***	984
	Wells Fargo + Company	3.30%	3/4/2021	1,030	***	996
	Westlake Chemical Corp	3.60%	7/15/2022	576	***	570
	WF RBS Commercial Mortgage Tru	2.86%	3/15/2047	99	***	99

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.
(aa)	Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb)

Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2018

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrorwer, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date			(d) Cost	(e) Current Value
	Xcel Energy Inc	3.35%	12/1/2026	1,000	***	970
	Glencore Finance Canada Company	4.25%	10/25/2022	550	***	548
	Yara International Asa	7.88%	6/11/2019	285	***	290

			Subtotal HIMCO Bond Fund			$220,225

		Interest Rate	Maturity	Par Value
	Shared Holdings (bb) - BNY Mellon Bond Fund
	BlackRock	BlackRock 1-3 Year Credit Bond Index Fund			***	38,679
	BlackRock	BlackRock Asset-Backed Securities Index Fund			***	26,043
	BlackRock	BlackRock Intermediate Term Credit Bond Index Fund			***	11,541
	BlackRock	BlackRock Mortgage-Backed Securities Index Fund			***	33,636
	BlackRock	BlackRock Commercial Mortgage-Backed Securities Fund			***	5,101
	BlackRock	BlackRock Intermediate Government Bond Index Fund			***	6,021
	BlackRock	BlackRock 1-3 Year Government Bond Index Fund			***	24,384
	AEP Texas Central Transition F	1.98%	6/1/2021	1,275	***	1,263
	American Express Credit Accoun	1.64%	12/15/2021	2,550	***	2,538
	Appalachian Consumer Rate Reli	2.01%	2/1/2024	1,405	***	1,378
	CarMax Auto Owner Trust	1.40%	8/15/2021	2,318	***	2,291
	CarMax Auto Owner Trust	1.52%	8/15/2021	766	***	762
	Citibank Credit Card Issuance	1.74%	1/19/2021	3,400	***	3,398
	Citigroup Commercial Mortgage	1.61%	2/10/2049	984	***	973
	CNH Equipment Trust	2.08%	12/15/2021	1,550	***	1,530
	CNH Equipment Trust	1.44%	12/15/2021	1,129	***	1,116
	Comm Mortgage Trust	3.15%	2/10/2049	1,048	***	1,047
	CSAIL Commercial Mortgage Trus	2.97%	11/15/2048	2,690	***	2,679
	Duke Energy Fl Proj Fin	1.73%	9/1/2024	1,750	***	1,707

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.
(aa)	Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb)

Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2018

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrorwer, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date			(d) Cost	(e) Current Value
	Discover Card Execution Note	0.00%	2/15/2023	1,129	***	1,129
	Fannie Mae	2.00%	8/25/2026	0	***	0
	Fannie Mae	4.50%	8/25/2026	864	***	899
	Fannie Mae	2.00%	8/25/2026	1,600	***	1,569
	Fannie Mae	3.00%	8/25/2026	1,008	***	1,004
	Fannie Mae	4.50%	8/25/2026	1,530	***	1,562
	Fannie Mae	2.25%	8/25/2026	797	***	786
	Fannie Mae	4.00%	8/25/2026	242	***	243
	FNMA Pool Ma1341	2.50%	2/1/2023	438	***	435
	Freddie Mac	4.00%	8/15/2025	2,115	***	2,166
	Freddie Mac	3.00%	8/15/2025	394	***	393
	Freddie Mac	3.00%	8/15/2025	155	***	155
	Freddie Mac	2.50%	8/15/2025	123	***	123
	Freddie Mac	2.00%	8/15/2025	162	***	161
	Freddie Mac	2.00%	8/15/2025	611	***	604
	Freddie Mac	2.00%	8/15/2025	1,793	***	1,770
	Freddie Mac	3.00%	8/15/2025	793	***	808
	Freddie Mac	4.00%	8/15/2025	1,575	***	1,618
	Freddie Mac	4.00%	8/15/2025	1,890	***	1,941
	Government National Mortgage A	3.00%	7/20/2023	2,122	***	2,120
	Government National Mortgage A	3.50%	7/20/2023	532	***	532
	Government National Mortgage A	3.00%	7/20/2023	399	***	399
	Government National Mortgage A	3.50%	7/20/2023	2,900	***	2,953
	Government National Mortgage A	3.00%	7/20/2023	1,483	***	1,472
	Government National Mortgage A	1.00%	7/20/2023	305	***	299
	Government National Mortgage A	2.00%	7/20/2023	1,957	***	1,908
	Government National Mortgage A	2.00%	7/20/2023	1,438	***	1,404
	Government National Mortgage A	3.00%	7/20/2023	225	***	224
	Government National Mortgage A	0.00%	7/20/2023	2,247	***	2,303
	Government National Mortgage A	0.00%	7/20/2023	997	***	975
	Gstif 25 Bps	2.14%			***	2,148

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.
(aa)	Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb)

Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2018

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrorwer, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date			(d) Cost	(e) Current Value
	Mercedes Benz Auto Receivables	1.26%	2/16/2021	841	***	834
	Mercedes Benz Auto Receivables	3.03%	2/16/2021	2,000	***	2,004
	Morgan Stanley Baml Trust	2.92%	2/15/2047	149	***	324
	Morgan Stanley Capital I Trust	3.32%	12/15/2051	3,250	***	3,270
	Public Service New Hampshire	3.09%	2/1/2026	2,500	***	2,515
	UBS Commercial Mortgage Trust	3.40%	5/10/2045	3,210	***	3,229
	US Treasury N/B	0.88%	7/15/2020	3,003	***	2,966
	US Treasury N/B	0.75%	7/15/2020	5,709	***	5,654
	Wells Fargo Commercial Mortgag	2.50%	10/15/2049	3,575	***	3,525
	Prudential	0.00%		12,759	***	174,339

		Subtotal Shared Holdings (bb) - BNY Mellon Bond Fund				$398,853

	State Street Cash Fund STIF
	Gstif 25 Bps Gstif 25 Bps				***	24,149

		Subtotal State Street Cash Fund STIF				$24,149

	The Hartford Stock Fund
	GSTIF 25 BPS GSTIF 25 BPS				***	396
	The Hartford Stock Fund, Common stock				***	172,574

		Subtotal The Hartford Stock Fund				$172,970

		GRAND TOTAL				$4,176,681

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.
(aa)	Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb)

Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on behalf of The Hartford Investment and Savings Plan by the undersigned thereunto duly authorized.

THE HARTFORD INVESTMENT AND SAVINGS PLAN

BY:	/s/ Erin Ridge
Erin Ridge
Plan Administrator
June 28, 2019